April 21, 2011

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso Mary Beth Breslin

Re:	ECOtality, Inc. Post-Effective Amendment on Form S-3 Filed February 25, 2011 File No. 333-167444

Ladies and Gentlemen:

On behalf of our client, ECOtality, Inc., a Nevada corporation (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 on Form S-3 (“Amendment No. 2”) relating to the offer and sale from time to time by the selling stockholders of up to 14,965,242 shares of common stock of the Company.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated March 8, 2011 on the Post-Effective Amendment No. 1 on Form S-3 (File No. 333-167444), which was filed with the Commission on February 25, 2011.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Where You Can Find More Information, page 21

1.	Please update the financial statements as required by Regulation S-X rule 8-08.

On April 15, 2011, the Company filed its Form 10-K for the year ended December 31, 2010 containing updated financial statements (the “2010 10-K”).  In response to the Staff’s comment, the Company has revised page 21 to incorporate the 2010 10-K by reference.

Securities and Exchange Commission
April 21, 2011

Signatures, page II-3

2.	Please provide current signatures.

The Company has filed Amendment No. 2 with current signatures in response to the Staff’s comment.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope.  If you have any questions or comments concerning these responses, please do not hesitate to call me at (415) 954-4961.

Sincerely,

/s/ Samuel C. Dibble, Esq.

cc:  Jonathan R. Read, ECOtality, Inc.